FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2008
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed fourth quarter results ended September 2008, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performanceor achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw material, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of the Group’s leverage
(including as a result of adverse changes in credit markets that affect our ability to raise capital when needed); adverse changes in the political situation and economies in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the proposed acquisition of
M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the proposed acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the proposed acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2008 or beyond.

sappi
4th quarter
and year ended
September 2008
results
Form S-8 version

* for the year ended September 2008
** as at September 2008
† Rest of World
Sales by product group *
Sales by source *
Sales by destination *
Geographic ownership **
Coated fine paper
64%
Uncoated fine paper
4%
Coated specialities
9%
Commodity paper
8%
Pulp
14%
Other
1%
North America
29%
Europe
40%
Southern Africa
15%
Asia and other
16%
South African
69%
North America
17%
Europe and ROW †
14%
North America
28%
Europe
46%
Southern Africa
26%
sappi
Flo

sappi limited

fourth quarter
■
Operating profit of US$25 million
■
Basic EPS a loss of 14 US cents
■
Quarter benefited from higher prices in Europe and North America
■
Input costs remained high, including wood, energy and
chemical costs
■
Major strategic achievements:
– Strong shareholder support and approval for announced
acquisition of M-real’s coated graphic paper business
for
m750 million
– Saiccor expansion commissioned
Financial summary
Quarter ended
Year ended
Restated **
Sept 2008
June 2008
Sept 2007
Sept 2008
Sept 2007
Key figures: (US$ million)
Sales
1,519
1,494
1,422
5,863
5,304
Operating profit (loss)
25
(23)
87
314
383
EBITDA*
116
71
178
688
758
Basic EPS (US cents)
(14)
(28)
33
45
89
Key ratios: (%)
Operating profit (loss) to sales
1.6
(1.5)
6.1
5.4
7.2
* Refer to note 1, Supplemental Information for the reconciliation of EBITDA to (loss) profit for the period
**
Refer to note 2, page 14

sappi limited

fourth quarter
Comment
Although economic conditions in our major markets became increasingly uncertain through the quarter, our order books remained strong. Sales volumes were at similar levels to the equivalent quarter last year and the prior quarter. Prices realised improved in all regions which, together with the effect of currency translation, in particular of Euros to US Dollars, resulted in a 7% increase in net sales for the quarter compared to a year ago. Prices for coated fine paper in Europe improved towards the end of the quarter, helping to offset high input costs.
High input costs including wood, energy and chemical costs continued to have an unfavourable impact on our margins in all regions. The impact of price increases on input costs of wood, energy and chemicals for the quarter was US$78 million compared to a year ago. We were able to mitigate part of the increase through reduced usage and efficiency programmes. Fixed costs were tightly managed across the group despite inflationary pressure in all regions.
Operating profit for the quarter was US$25 million compared to an operating profit of US$87 million a year ago.
Net finance costs for the quarter were US$26 million compared to US$27 million a year ago.
The effective tax rate for the quarter was unusually high, mainly as a result of tax relief not being available on the asset impairments and the restructuring provisions raised.
Basic loss per share for the quarter was 14 US cents compared to earnings of 33 US cents a year ago.
Year ended September 2008 compared to year ended September 2007
Sales for the year increased 11% to US$5.9 billion as a result of higher prices and the effect of translation of Euro sales to US Dollars at a higher Euro/US Dollar exchange rate. Sales volumes were at similar levels.
Operating profit for the year was US$314 million compared to US$383 million last year.
Net finance costs for the year were US$126 million compared to US$134 million last year.
The effective tax rate for the year was 46% which was higher than 19% last year as a result of no tax relief on closures being recorded, on the asset impairments and the restructuring provisions raised.
Basic earnings per share for the year was 45 US cents compared to 89 US cents last year.

sappi limited

fourth quarter
Cash flow
Cash generated by operations was US$136 million for the quarter compared to US$161 million a year ago.
On a cash flow basis, net finance costs for the quarter were an inflow of US$24 million, compared to a payment of US$52 million a year ago, partly as a result of a Euro 25 million (US$37 million) cash inflow arising from rolling forward cover contracts which hedge the income statement impact of a currency exposure in a subsidiary.
The cash effect of investing activities was US$143 million in the quarter, well above a year ago, mainly as a result of expenditure to complete the Saiccor expansion project.
There are no long term debt repayments scheduled for the remainder of 2008 or 2009. The securitisation programme (US$360 million utilised at September 2008) has functioned effectively throughout the period, despite the financial turmoil over recent months. We believe that our committed facilities and cash holdings provide liquidity assurance in respect of our short term debt.
Operating review for the quarter
Sappi Fine Paper
Quarter
Quarter                                  Quarter
ended
ended
ended
Sept 2008
Sept 2007
%
June 2008
US$ million
US$ million
change
US$ million
Sales
1,222
1,118
9.3
1,224
Operating (loss) profit
(80)
29
–                        36
Operating (loss) profit to sales (%)
(6.5)
2.6
–
2.9
The performance of our Fine Paper business was enhanced by the improvements in the North American business, which achieved a 11.5% return on net operating assets for the quarter.
Sales volumes were at similar levels to the equivalent period last year. Prices in US Dollar terms were
6% higher than a year earlier.

sappi limited

fourth quarter
Europe
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
Sept 2008
Sept 2007
change
change
June 2008
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
680
619
9.9
(0.4)
705
Operating (loss) profit
(111)
17
–
–
10
Operating (loss) profit to sales (%)
(16.3)
2.7
–
–
1.4
Prices realised by our European business improved towards the end of the quarter as a result of the price increases implemented in September, the last month of the quarter, which helped offset the pressure of continued high input costs.
Sales volumes were, however, slightly lower than a year ago partly as a result of the implementation of price increases in September. Input costs continued to increase in the quarter but were partly offset by reduced consumption of raw materials and operating efficiencies.
Negotiations on the future of Blackburn Mill and Maastricht Paper Machine No.5 continued through the quarter, and it was decided to stop production at Blackburn Mill on 17 October 2008. Production at
Maastricht Paper Machine No. 5 is expected to close before the end of 2008. Charges related to the planned closures were taken in this quarter amounting to US$124 million, of which US$78 million were non-cash impairment charges. We expect future annual benefits to operating profit of US$30 million as a result of the closures.

sappi limited

fourth quarter
North America
Quarter
Quarter                                   Quarter
ended
ended
ended
Sept 2008
Sept 2007
%
June 2008
US$ million
US$ million
change
US$ million
Sales
433
404
7.2
424
Operating profit
30
9
233.3
25
Operating profit to sales (%)
6.9
2.2
–
5.9
Average prices realised for the quarter were 10% above the equivalent quarter last year; however, volumes were about 2% lower largely in line with a decline in industry shipments.
Raw material prices remained high in the quarter but with tight management of costs and efficiencies and a strong operating performance across all mills, together with the improved price realisation, we achieved the best quarterly performance for several years.

sappi limited

fourth quarter
South Africa
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
Sept 2008
Sept 2007
change
change
June 2008
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
109
95
14.7
27.4
95
Operating profit
1
3
(66.7)
(61.9)
1
Operating profit to sales (%)
0.9
3.2
–
–
1.1
The business improved its sales volumes and pricing in Rand terms compared to a year ago. High input costs, particularly fibre, chemicals and energy, however, had a severe impact on margins.

sappi limited

fourth quarter
Forest Products
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
Sept 2008
Sept 2007
change
change
June 2008
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
297
304
(2.3)
8.4
270
Operating profit
106
52
103.8
126.0
(60)
Operating profit to sales (%)
35.7
17.1
–
–
(22.2)
Sales volumes for the quarter were below a year ago mainly as a result of output constraints at Saiccor
Mill as the major expansion was completed and a refurbishment shut at Usutu Mill. International prices for pulp softened during the quarter which was offset by the weaker Rand to the US Dollar. Demand for chemical cellulose was strong. In the South African market, demand for our packaging paper and newsprint was firm.
During the quarter the Saiccor expansion project was commissioned. The start up went well and we expect a rapid ramp up of production. The expected increase in sales volumes was, however, impacted by the approximate 3-month delay in the start up. At full capacity, which we expect to reach during the first calendar quarter of 2009, the expansion will increase output by 225,000 tons of chemical cellulose to an annual capacity of 800,000 tons. Our plantations in South Africa and Swaziland were severely damaged by fires during August (following severe fires during 2007) resulting in damage to approximately 26,000 hectares of planted trees. The damage to plantations resulted in a charge of US$11 million in the quarter.
The volume of trees lost in Swaziland reduced the value of Usutu Mill which has therefore been impaired.
During the quarter a charge of US$37 million was recorded in respect of this impairment.
The plantation fair value (price) adjustment for the quarter was a gain of US$108 million.

sappi limited
8 fourth quarter
Dividend
Taking into account factors including the macro economic and global financial market conditions, the board has decided to rebase the dividend. Accordingly the board has approved a dividend, number 85, of
16 US cents per share for the year ended September 2008. The dividend will be payable on all shares in issue on 28 November 2008, which is prior to completion of the proposed rights offer. A dividend of 32 US cents per share was paid for the previous year.
Acquisition
On 29 September 2008, we announced the proposed acquisition of M-real's coated graphic paper business for Euro 750 million. On 03 November 2008, Sappi shareholders approved the resolutions authorising the transaction and placing newly created shares under the control of directors for the purposes of a rights offer to finance the transaction. On 31 October 2008, we announced that Sappi intends to raise the Rand equivalent of Euro 450 million through a fully underwritten renounceable rights offer. Further details of the rights offer are expected to be announced on 07 November 2008.
The acquisition was cleared by the European Commission on 31 October 2008. The acquisition is subject to the implementation of our planned rights offer and certain adverse change conditions.
We plan to fund the transaction with Euro 500 million of equity with the balance in long term debt, which will therefore strengthen our balance sheet ratios.
Outlook
Given the turmoil in world financial markets and predictions of lower global economic growth following from this, we expect demand in our major markets to be lower in the near term. Developments in the supply and demand balance for coated fine paper remain favourable. A number of producers, including ourselves, have announced capacity reductions in Europe amounting to approximately one million tons of coated woodfree paper (around 10% of capacity) over the next few months.
We also believe that circumstances are right for the reduction of many of our input costs including wood, chemicals and energy, and we will work with our suppliers to achieve this. We expect reduced input costs to help offset the unfavourable impact on our margins if demand slows.
The decline in the value of both the Rand and the Euro against the US Dollar will have a net positive effect on margins in South Africa, and to a lesser extent in Europe, respectively. The strong US Dollar does, however, make the North American market more susceptible to imports. We expect the net effect of recent currency movements to be positive for our business in terms of both margin and debt.
We expect the quarter ahead to be weak as it is typically a seasonally slower quarter and we plan a number of major mill maintenance shuts during the quarter.
Our strategic initiatives, including the acquisition of M-real's coated graphic paper business, are progressing well. We expect the acquisition to be completed on 31 December 2008, resulting in a stronger
European business with excellent brands and strong customer relations. We estimate total annual synergies of approximately Euro 120 million from the acquisition and the integration of the acquired business into our existing business. We expect to achieve these synergies within three years and without material capital investments.
Production at our expanded Saiccor Mill is ramping up well and although NBSK pulp prices have softened over the last few months, prospects for this business are excellent – the business has exciting markets and price realisation in Rand terms has increased compared to the previous quarter.

sappi limited

fourth quarter
Following the completion of the Saiccor expansion, we plan to reduce the level of capital expenditure and expect to reduce debt levels during financial year 2009 with internally generated cash flow. Given the uncertain conditions in global financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging.
We believe that successful implementation of our strategic initiatives, coupled with capacity closures in
Europe and input cost reductions across all our businesses, will place the group in a good position to face the year ahead.
On behalf of the board
R J Boëttger M R Thompson
Director Director 06 November 2008
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284
Dividend Announcement
The directors have declared a dividend (number 85) of 16 US cents per share for the year ended
September 2008:
In compliance with the requirements of STRATE, the JSE electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows :
Last day to trade to qualify for dividend: Friday 21 November 2008
Date on which shares commence trading ex-dividend:
Monday 24 November 2008
Record date: Friday 28 November 2008
Payment date: Tuesday 02 December 2008
Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends payable to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will without exception be paid in United States Dollars. There will not be any currency election.
Dividends payable from the London transfer office will be paid in British Pounds Sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars.
Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling at 21h15 Central European Time as per Reuters on Thursday 13 November 2008 and announced on Friday 14 November 2008.
There will not be any de-materialisation nor re-materialisation of Sappi Limited share certificates from Friday
21 November 2008 to Friday 28 November 2008 both days inclusive.
Sappi Management Services (Pty) Limited
Secretaries
Per D J O’Connor
06 November 2008

sappi limited

fourth quarter
forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the risk that the Acquired
Business will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved or the related financings, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations.
The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
We have included in this announcement an estimate of total synergies from the proposed acquisition of
M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the proposed acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the proposed acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2008 or beyond.

sappi limited

fourth quarter
Group income statement
Restated
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2008
Sept 2007
Sept 2008
Sept 2007
Note
US$ million
US$ million % change
US$ million
US$ million % change
Sales
1,519
1,422
6.8
5,863
5,304
10.5
Cost of sales
1,234
1,242
5,016
4,591
Gross profit
285
180
58.3
847
713
18.8
Selling, general &
administrative expenses
91
94
385
362
Other operating expenses
(income)
171
3
165
(22)
Share of profit from
associates and joint
ventures
(2)
(4)
(17)
(10)
Operating profit
4
25
87
(71.3)
314
383
(18.0)
Net finance costs
26
27
126
134
Net interest
37
40
143
152
Finance cost capitalised
–
(6)
(16)
(14)
Net foreign exchange
gains
(5)
(4)
(8)
(13)
Net fair value (gain) loss
on financial instruments
(6)
(3)
7
9
(Loss) profit before taxation
(1)
60
–
188
249
(24.5)
Taxation
31
(15)
86
47
Current
(5)
6
6
38
Deferred
36
(21)
80
9
(Loss) profit for the period
(32)
75
–
102
202
(49.5)
Basic (loss) earnings per
share (US cents)
(14)
33
45
89
Weighted average number
of shares in issue (millions)
228.8
228.4
228.8
227.8
Diluted basic (loss) earnings
per share (US cents)
(14)
32
44
88
Weighted average number
of shares on fully
diluted basis (millions)
230.7
231.2
231.1
230.5

sappi limited

fourth quarter
Group balance sheet
Sept 2008
Sept 2007
US$ million
US$ million
ASSETS
Non-current assets
4,408
4,608
Property, plant and equipment
3,361
3,491
Plantations
631
636
Deferred taxation
41
60
Other non-current assets
375
421
Current assets
1,701
1,736
Inventories
725
712
Trade and other receivables
702
660
Cash and cash equivalents
274
364
Total assets
6,109
6,344
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,605
1,816
Non-current liabilities
2,578
2,612
Interest-bearing borrowings
1,832
1,828
Deferred taxation
399
385
Other non-current liabilities
347
399
Current liabilities
1,926
1,916
Interest-bearing borrowings
821
771
Bank overdraft
26
22
Other current liabilities
1,025
998
Taxation payable
54
125
Total equity and liabilities
6,109
6,344
Number of shares in issue at balance sheet date (millions)
229.2
228.5

sappi limited

fourth quarter
Group cash flow statement
Restated
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2008
Sept 2007
Sept 2008
Sept 2007
US$ million
US$ million
US$ million
US$ million
(Loss) profit for the period
(32)
75
102
202
Adjustment for:
Depreciation, fellings and amortisation
110
109
454
445
Taxation
31
(15)
86
47
Net finance costs
26
27
126
134
Post employment benefits **
(23)
(21)
(88)
(101)
Other non-cash items
24
(14)
(57)
(142)
Cash generated from operations **
136
161
623
585
Movement in working capital
135
140
1
60
Net finance costs
24
(52)
(126)
(162)
Taxation paid
(14)
(9)
(70)
(27)
Dividends paid *
–
–
(73)
(68)
Cash retained from operating activities
281
240
355
388
Cash utilised in investing activities **
(143)
(99)
(494)
(364)
138
141
(139)
24
Cash effects of financing activities
(112)
24
49
98
Net movement in cash and cash equivalents
26
165
(90)
122
* Dividend number 84: 32 US cents per share (2007: 30 US cents per share).
** Reclassification – Refer note 1.
Group statement of recognised income and expense
Restated
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2008
Sept 2007
Sept 2008
Sept 2007
US$ million
US$ million
US$ million
US$ million
Exchange differences on translation of
foreign operations
(40)
28
(262)
151
Actuarial gains on pension funds
8
101
7
101
Pension fund assets recognised
–
1
–
45
Sundry other movements in equity
–
1
–
1
Deferred tax effect of above
(3)
(12)
(1)
(21)
Net (expense) income recorded directly
in equity
(35)
119
(256)
277
(Loss) profit for the period
(32)
75
102
202
Total recognised (expense) income for
the period
(67)
194
(154)
479

sappi limited
14 fourth quarter
Notes to the group results
1. Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2007 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board.
The results are unaudited.
Reclassification of comparative figures – Cash outflows relating to contributions to post-employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash generated from operations.
2. Restatement
During third quarter 2007, the group recognised a taxation credit of US$14 million related to a tax rate change in
Germany. The recognition was based on the group’s judgment that the change in the German tax rate from 38% to
30% had been substantively enacted during the quarter ended June 2007. The group has subsequently concluded that the tax law change was substantively enacted on 6 July 2007, and accordingly, the impact of the tax rate change should have been reflected in its fourth quarter results. The change has no impact on the group’s results for the year ended September 2007, however it does impact the deferred taxation and profit for the period for the quarters ended
June and September 2007 and for the nine months ended June 2007 as follows:
Quarter Quarter Nine months Year
ended ended ended ended
June 2007 Sept 2007 June 2007 Sept 2007
US$ million US$ million US$ million US$ million
Deferred taxation as reported (20) (7) 16 9
Change in timing of taxation credit 14 (14) 14 –
Deferred taxation as restated (6) (21) 30 9
Profit for the period as reported 53 61 141 202
Taxation credit (14) 14 (14)
Profit for the period as restated 39 75 127 202
Basic earnings per share (US cents) as reported 23 27 62 89
Basic earnings per share (US cents) as restated 17 33 56 89
Diluted basic (loss) earnings per share (US cents)
as reported 23 26 61 88
Diluted basic (loss) earnings per share (US cents)
as restated 17 32 55 88
3. Reconciliation of movement in shareholders’ equity
Year
Year
ended
ended
Sept 2008
Sept 2007
US$ million
US$ million
Balance – beginning of year
1,816
1,386
Total recognised (expense) income for the period
(154)
479
Dividends paid
(73)
(68)
Transfers to participants of the share purchase trust
6
14
Share based payment reserve
10
5
Balance – end of year
1,605
1,816

sappi limited
15 fourth quarter
Restated
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2008
Sept 2007
Sept 2008
Sept 2007
US$ million
US$ million
US$ million
US$ million
4. Operating profit
Included in operating profit are the following
non-cash items:
Depreciation and amortisation
91
91
374
375
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
19
18
80
70
Growth
(15)
(19)
(70)
(76)
4
(1)
10
(6)
Plantation price fair value adjustment
(108)
2
(120)
(54)
(104)
1
(110)
(60)
Included in other operating (income) expenses
are the following:
Asset impairments
116
1
119
2
Profit on disposal of property, plant & equipment
–
–
(5)
(24)
Restructuring provisions raised (released)
44
–
41
(11)
5. Capital expenditure
Property, plant and equipment
133
128
510
458
Sept 2008
Sept 2007
US$ million
US$ million
6. Capital commitments
Contracted
76
188
Approved but not contracted
130
249
206
437
7. Contingent liabilities
Guarantees and suretyships
38
43
Other contingent liabilities *
7
26
45
69
* The decrease in contingent liabilities reflects management’s revised estimate of losses which could arise from taxation queries to which certain group companies are subject. These amounts have now been recognised as liabilities.
8. Material balance sheet movements
Taxation payable
The movement is a result of certain tax liabilities which the group has settled in fiscal 2008.
notes to the group results

sappi limited
16 fourth quarter
9. Regional information
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2008
Sept 2007
Sept 2008
Sept 2007
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)
(000’s)
(000’s)
Sales volume
Fine Paper – North America
389
398
1,553
1,506
Europe
628
633
2,546
2,493
Southern Africa
93
90
339
350
Total
1,110
1,121
4,438
4,349
Forest Products – Pulp and paper operations
380
417
1,419
1,484
Forestry operations
268
242
994
1,030
Total
1,758
1,780
6,851
6,863
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2008
Sept 2007
Sept 2008
Sept 2007
US$ million
US$ million % change
US$ million
US$ million % change
Sales
Fine Paper –
North America
433
404 7.2
1,664
1,511 10.1
Europe
680
619 9.9
2,720
2,387 14.0
Southern Africa
109
95 14.7
380
358 6.1
Total
1,222
1,118 9.3
4,764
4,256 11.9
Forest Products –  Pulp and paper
operations
276
285 (3.2)
1,023
979 4.5
Forestry operations
21
19 10.5
76
69 10.1
Total
1,519
1,422 6.8
5,863
5,304 10.5
Operating profit
Fine Paper –
North America
30
9 233.3
92
22 318.2
Europe
(111)
17 –
(64)
88 –
Southern Africa
1
3 (66.7)
6
9 (33.3)
Total
(80)
29 –
34
119 (71.4)
Forest Products
106
52 103.8
273
264 3.4
Corporate and other
(1)
6 –
7
– 100.0
Total
25
87 (71.3)
314
383 (18.0)
notes to the group results

sappi limited

fourth quarter
Supplemental information
1. EBITDA
Restated
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2008
Sept 2007
Sept 2008
Sept 2007
US$ million
US$ million
US$ million
US$ million
Reconciliation of (loss) profit for the period
to EBITDA
(1)
(Loss) profit for the period
(32)
75
102
202
Net finance costs
26
27
126
134
Taxation
31
(15)
86
47
Depreciation and amortisation
91
91
374
375
EBITDA
(1)
116
178
688
758
(1)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS.
Restated
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2008
Sept 2007
Sept 2008
Sept 2007
US$ million
US$ million
US$ million
US$ million
2. Headline earnings per share
Headline earnings per share (US cents) *
36
34
94
82
Weighted average number of shares in issue (millions)
228.8
228.4
228.8
227.8
Diluted headline earnings per share (US cents) *
36
33
93
81
Weighted average number of shares on fully diluted
basis (millions)
230.7
231.2
231.1
230.5
Calculation of Headline earnings *
(Loss) profit for the period
(32)
75
102
202
Asset impairments
116
1
119
2
Profit on disposal of property, plant & equipment
–
–
(5)
(24)
Tax effect of above items
(1)
1
–
6
Headline earnings
83
77
216
186
* Headline earnings disclosure is required by the JSE Limited.

sappi limited

fourth quarter
3.
exchange rates
Sept
June March Dec Sept
2008
2008 2008 2007 2007
Exchange rates :
Period end rate: US$1 = ZAR
8.0751
7.9145 8.1432 6.8068 6.8713
Average rate for the Quarter: US$1 = ZAR
7.8150
7.8385 7.4593 6.7488 7.0453
Average rate for the YTD: US$1 = ZAR
7.4294
7.3236 7.1465 6.7488 7.1741
Period end rate: EUR 1 = US$
1.4615
1.5795 1.5802 1.4717 1.4272
Average rate for the Quarter: EUR 1 = US$
1.5228
1.5747 1.5006 1.4556 1.3782
Average rate for the YTD: EUR 1 = US$
1.5064
1.5071 1.4790 1.4556 1.3336
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
–
Assets and liabilities at rates of exchange ruling at period end; and
–
Income, expenditure and cash flow items at average exchange rates.

sappi limited

fourth quarter
Sappi ordinary shares
ADR price (NYSE TICKER: SPP)
160
140
120
100
80
60
20
40
0
Oct 04
Jan 05
Apr 06
Jul 06
Oct 06
Jan 07
Apr 07
Jul 07
Oct 07
Jan 08
Jul 08
Oct 08
Oct 08
Apr 08
ZAR
Apr 05
Jul 05
Oct 05
Jan 06
20
16
12
10
8
6
2
4
0
US$
18
14
Oct 04
Jan 05
Apr 06
Jul 06
Oct 06
Jan 07
Apr 07
Jul 07
Oct 07
Jan 08
Jul 08
Oct 08
Oct 08
Apr 08
Apr 05
Jul 05
Oct 05
Jan 06

sappi limited

fourth quarter
Notes
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sappi limited
21 fourth quarter
Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Channel Islands:
Computershare Investor
ADR Depositary:
Capita Registrars
Services (Proprietary) Limited
The Bank of New York Mellon
(Jersey) Limited
70 Marshall Street
Investor Relations
12 Castle Street
Johannesburg 2001
PO Box 11258
St Helier,
PO Box 61051
Church Street Station
Jersey
Marshalltown 2107
New York, NY 10286-1258
JE2 3RT
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 3399

sappi limited
22 fourth quarter
Designed by
Printed by INCE
this report is available on the Sappi website
www.sappi.com

sappi
Printed on Magno Matt Classic 250g/m
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and 150g/m
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:
14 November, 2008
SAPPI LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By: /s/